Final Term Sheet

Filed pursuant to Rule 433

Dated February 4, 2016

Relating to

Prospectus Supplement dated February 4, 2016 to

Registration Statement No. 333-204093

€550,000,000 1.200% Notes due 2024

Issuer:	Praxair, Inc.

Title of Securities:	1.200% Notes due 2024

Principal Amount:	€550,000,000

Maturity Date:	February 12, 2024

Issue Price (Price to Public):	99.962% of principal amount

Coupon (Interest Rate):	1.200% per annum

Re-Offer Yield to Maturity:	1.205%

Benchmark Bund:	DBR 2.000% due August 15, 2023

Benchmark Bund Yield / Price:	-0.033% / 115.300%

Re-Offer Spread to Benchmark Bund:	123.8 basis points

Mid Swaps Yield:	0.425%

Re-Offer Spread to Mid Swaps:	78 basis points

Underwriting Fee:	40 basis points

Proceeds to Issuer (net of underwriting fees but before expenses):	€547,591,000

Interest Payment Dates:	Annually in arrears on each February 12, commencing February 12, 2017

Make-Whole Redemption:	Bund +20 basis points

Day Count:	Actual / Actual (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Type of Offering:	SEC Registered

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Trade Date:	February 4, 2016

Settlement Date:	February 12, 2016 (T+6)

Settlement:	Euroclear / Clearstream

Common Code/ISIN:	136238426 / XS1362384262

Joint Bookrunners:	Credit Suisse Securities (Europe) Limited , Deutsche Bank AG, London Branch and Merrill Lynch International

Co-Managers:	ANZ Securities, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Banco Bradesco BBI S.A., BNY Mellon Capital Markets, LLC, Goldman, Sachs & Co., Itau BBA USA Securities, Inc., PNC Capital Markets LLC, Société Générale, The Toronto-Dominion Bank, The Williams Capital Group, L.P.

Concurrent Offering:	On February 4, 2016, we launched an offering of 3.200% Notes due 2026 (the “new USD notes”) pursuant to a preliminary prospectus supplement dated February 4, 2016. The new USD notes will be of the same series as the $450,000,000 of 3.200% Notes due 2026 that we issued on September 24, 2015. The terms and amount of the new USD notes to be offered have not been determined, there can be no assurance that the new USD notes offering will be consummated, and this offering is not conditioned on the consummation of the new USD notes offering.

We expect that delivery of the notes will be made to investors on or about February 12, 2016, which will be the sixth business day following the date of this final term sheet (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (Europe) Limited, toll-free at (800) 221-1037, Deutsche Bank AG, London Branch, toll free at (800) 503-4611 or Merrill Lynch International, toll free at (800) 294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2